EXHIBIT 99.1

Quantum BioPharma Receives Ethics Committee Approval for Phase 2 Clinical Trial of FSD202 for Nociplastic Pain in Patients with Idiopathic Mast Cell Activation Syndrome

TORONTO, May 28, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announces through its subsidiary, FSD Pharma Australia Pty Ltd., that it has received approval by the human ethics review committee (HREC) in Australia for its trial entitled “A Randomized, Double-Blind Placebo Controlled Parallel Group Decentralized Trial to Assess the Safety and Efficacy of FSD202 in Participants with Chronic Widespread Musculoskeletal Nociplastic Pain Associated with Idiopathic Mast Cell Activation Syndrome (Disorder).”

The randomized, double-blind, placebo controlled parallel group decentralized trial will enroll 60 patients with idiopathic Mast Cell Activation Syndrome (“MCAS”). Per the protocol, patients will receive FSD202 or placebo twice daily for 56 consecutive days. The primary outcome to be measured will be the decrease from baseline to Day 28 in the average daily pain intensity. The trial will also evaluate many secondary outcomes. MCAS refers to a group of disorders characterized by multisystem symptoms resulting from the accumulation of altered mast cells and/or abnormal mast cell mediator release, causing repeated anaphylactic symptoms/episodes and trapping a patient in a cycle of neurogenic pain and inflammation. Chronic widespread musculoskeletal nociplastic pain, a type of chronic pain characterized by altered pain perception that is not directly due to tissue injury, is associated with MCAS. The cause of MCAS is unknown and there currently is no cure.

FSD202, a drug product containing ultra-micronized palmitoylethanolamide (PEA), has the potential to address a wide range of inflammatory diseases in addition to MCAS. This is especially important as chronic inflammatory diseases are the most significant cause of death globally and the World Health Organization ranks chronic disease as the greatest threat to human health.1

“We are excited to evaluate the efficacy and safety of FSD202 in a Phase 2 trial for the treatment of nociplastic pain associated with idiopathic MCAS. These patients often have a significantly reduced quality of life and are in desperate need of safe alternatives to the current standard of care,” said Dr. Andrzej Chruscinski, Vice-President, Scientific and Clinical Affairs at Quantum Biopharma.

Zeeshan Saeed, CEO of Quantum BioPharma added, “We are delighted to receive HREC approval to proceed with our planned efficacy Phase 2 clinical trial of FSD202. Our clinical team has worked tirelessly to develop the clinical trial protocol and we are now looking forward to the next stages of clinical development for FSD202.”

1Chronic Inflammation - StatPearls - NCBI Bookshelf (nih.gov); https://www.ncbi.nlm.nih.gov/books/NBK493173/

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 20.11% (as of March 31, 2025) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com.

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Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com